UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

PARDES BIOSCIENCES, INC.
(Name of Subject Company (Issuer))
MEDIPACIFIC SUB, INC.
(Name of Filing Persons (Offeror))
MEDIPACIFIC, INC.
(Name of Filing Persons (Parent of Offeror))
FS DEVELOPMENT HOLDINGS II, LLC
(Name of Filing Persons (Affiliate of Offeror))
FORESITE CAPITAL MANAGEMENT V, LLC
(Name of Filing Persons (Affiliate of Offeror))
FORESITE CAPITAL OPPORTUNITY FUND V, L.P.
(Name of Filing Persons (Affiliate of Offeror))
FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC
(Name of Filing Persons (Affiliate of Offeror))
FORESITE CAPITAL FUND V, L.P.
(Name of Filing Persons (Affiliate of Offeror))
JAMES TANANBAUM
(Name of Filing Persons (Affiliate of Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
69945Q105
(CUSIP Number of Class of Securities)
Dennis Ryan
FS Development Corp. II
900 Larkspur Landing Circle, Suite 150
Larkspur, California 94939
(415) 877-4887
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Jeffrey D. Marell
Austin S. Pollet
Luke Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on July 28, 2023, as amended by Amendment No. 1 thereto, filed on August 17, 2023, and Amendment No. 2 thereto, filed on August 28, 2023 (as amended, the “Schedule TO”), by MediPacific Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of MediPacific, Inc., a Delaware corporation (“Parent”). This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Pardes Biosciences, Inc., a Delaware corporation (“Pardes”), for (i) $2.13 per Share (the “Cash Amount”) and (ii) one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated August 17, 2023 (the “Amended and Restated Offer to Purchase”) and the Supplement No. 1 (the “First Supplement”) thereto filed with the SEC on August 28, 2023 (such Amended and Restated Offer to Purchase, as supplemented by the First Supplement (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A), (a)(1)(H) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 16, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Pardes, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase.

This Amendment is being filed to disclose certain updates as reflected below.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference in response to all of the items of the Schedule TO and is amended and supplemented by the information specifically provided herein.

ITEMS 1 THROUGH 9, ITEM 11 AND ITEM 13

The information set forth in Items 1 through 9, Item 11 and Item 13 of the Schedule TO are hereby amended and supplemented as follows:

Expiration of the Offer and Closing of the Merger

The Offer and related withdrawal rights expired at one minute after 11:59 p.m. Eastern Time on August 30, 2023 (the “Expiration Date”) and were not further extended. The Depositary and Paying Agent has advised Parent and Purchaser that, as of the Expiration Date, a total of 37,836,066 Shares were validly tendered in the Offer, and not validly withdrawn, representing approximately 60.9% of the Shares outstanding as of the Expiration Date and a majority of the Shares owned by the Unaffiliated Stockholders.

As of the Expiration Date, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the Expiration Date, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of Pardes’ stockholders. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of Pardes on August 31, 2023 by consummating the Merger pursuant to the Merger Agreement without a vote of Pardes’ stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than any Shares (i) held in the treasury of Pardes, (ii) owned, directly or indirectly, by Parent, Purchaser or any subsidiary of Parent, (iii) irrevocably accepted for purchase in the Offer or (iv) held by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law), was cancelled and converted into the right to receive the Offer Price from Purchaser.

Prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on August 31, 2023, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

On August 31, 2023, Pardes issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Pardes is filed as Exhibit (a)(1)(J) hereto and is incorporated by reference herein.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)	Amended and Restated Offer to Purchase, dated August 17, 2023.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Summary Advertisement as published on July 28, 2023 in the New York Times.

(a)(1)(F)	Press Release of Pardes issued on July 17, 2023 (incorporated by reference to Exhibit 99.1 to Pardes’ Current Report on Form 8-K filed with the SEC on July 17, 2023).

(a)(1)(G)	Press Release of Purchaser issued on August 17, 2023.

(a)(1)(H)	Supplement No. 1 to the Amended and Restated Offer to Purchase, dated August 28, 2023.

(a)(1)(I)	Press Release of Purchaser issued on August 28, 2023.

(a)(1)(J)*	Press Release of Pardes issued on August 31, 2023 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule 14D-9/A filed with the SEC by Pardes on August 31, 2023).

(b)	Not applicable.

(c)	Opinion of Leerink Partners LLC, dated July 16, 2023.

(d)(1)
Agreement and Plan of Merger, dated July 16, 2023, by and among Pardes, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to Pardes’ Current Report on Form 8-K filed with the SEC on July 17, 2023).

(d)(2)	Mutual Confidentiality Agreement dated June 13, 2023 between Pardes and Foresite Capital Management, LLC.

(d)(3)
Form of Contingent Value Rights Agreement, by and among Pardes, Continental Stock Transfer & Trust Company, as Rights Agent, and Fortis Advisors LLC (incorporated by reference to Exhibit C of Exhibit 2.1 to Pardes’ Current Report on Form 8-K filed with the SEC on July 17, 2023).

(d)(4)	Limited Guaranty, dated as of July 16, 2023 (incorporated by reference to Exhibit 10.1 to Pardes’ Current Report on Form 8-K filed with the SEC on July 17, 2023).

(d)(5)	Voting Agreement, dated December 23, 2021, by and among Pardes and the other parties thereto (incorporated by reference to Exhibit 10.2 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(d)(6)
Registration Rights Agreement, dated December 23, 2021, by and among Pardes and the stockholders party thereto (incorporated by reference to Exhibit 10.1 on Form 8-A12B/A filed by Pardes with the SEC on December 23, 2021).

(d)(7)	Lockup Agreement, dated December 23, 2021, by and among Pardes and the other parties thereto (incorporated by reference to Exhibit 10.3 on Form 8-K filed by Pardes with the SEC on December 30, 2021).

(d)(8)
Letter Agreement dated as of February 16, 2021, by and among FS Development Corp. II, FS Development Corp. II’s officers and directors, and FS Development Holdings II, LLC (incorporated by reference to Exhibit 10.4 on Form 8-K filed by Pardes with the SEC on February 19, 2021).

(d)(9)
FS Development Corp. II Support Agreement, dated as of June 29, 2021, by and among FS Development Corp. II, Pardes, FS Development Holdings II, LLC and certain supporting stockholders of FS Development Corp. II (incorporated by reference to Exhibit 10.1 on Form 8-K filed by Pardes with the SEC on June 29, 2021).

(d)(10)
Pardes Support Agreement, dated as of June 29, 2021, by and among FS Development Corp. II, Pardes and certain stockholders of Pardes (incorporated by reference to Exhibit 10.2 on Form 8-K filed by Pardes with the SEC on June 29, 2021).

(d)(11)*	Contingent Value Rights Agreement, dated August 31, 2023, by and among Pardes, Continental Stock Transfer & Trust Company, as Rights Agent, and Fortis Advisors LLC, as Representative.

(f)	Section 262 of the Delaware General Corporation Law.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

MEDIPACIFIC SUB, INC.

	By:	/s/ Dennis Ryan

	Name:	Dennis Ryan

	Title:	Chief Financial Officer and Secretary

MEDIPACIFIC, INC.

By:	/s/ Dennis Ryan

Name:	Dennis Ryan

Title:	Chief Financial Officer and Secretary

FS DEVELOPMENT HOLDINGS II, LLC

By:	/s/ Dennis Ryan

Name:	Dennis Ryan

Title:	Attorney-In-Fact

FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ Dennis Ryan

Name:	Dennis Ryan

Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC, its General Partner

By:	/s/ Dennis Ryan

Name:	Dennis Ryan

Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ Dennis Ryan

Name:	Dennis Ryan

Title:	Attorney-In-Fact

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC, its General Partner

By:	/s/ Dennis Ryan

Name:	Dennis Ryan

Title:	Attorney-In-Fact

/s/ James B. Tananbaum

Name:	James B. Tananbaum